# DAVIS POLK & WARDWELL


1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRES[redacted]
LONDO[redacted]

15, AVEN
750

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


05011729

October 5, 2005

SUPPL

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 05 2005
WASH, D.C. 198

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Relevant fact dated October 3, 2005, regarding FCC's purchase of Iberdrola's shares of Cementos Portland Valderrivas, S.A.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Sincerely,

Matthew Telford

Matthew Telford
*Legal Assistant*

Attachments

<u>By Hand Delivery</u>

dlw 10/18

# COMUNICACIÓN DE HECHO RELEVANTE

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A., en virtud de lo dispuesto en el artículo 82 de la Ley 24/1988, de 28 de julio, del Mercado de Valores comunica el siguiente

## HECHO RELEVANTE

Con fecha de hoy IBERDROLA, S.A. ("IBERDROLA") y FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. ("FCC"), a través de su participada ASESORÍA FINANCIERA Y DE GESTIÓN, S.A. (AFIGESA) han convenido la compra por esta última de la participación de IBERDROLA en CEMENTOS PORTLAND VALDERRIVAS, S.A. ("CPV"), representativa del 8,06% de su capital social, por un precio total de CIENTO CINCUENTA MILLONES TRESCIENTOS OCHO MIL SEISCIENTOS CUATRO EUROS (150.308.604 €), es decir SESENTA Y SIETE EUROS (67 €) por cada acción de CPV. Iberdrola formalizará de forma inmediata su dimisión como consejero y miembro de la comisión ejecutiva de CPV.

Lo que se comunica a los efectos oportunos en Madrid, a 3 de octubre de 2005.

FOMENTO DE CONSTRUCCIONES Y
CONTRATAS, S.A.

English Summary for Fomento de Construcciones y Contratas, S.A.

– IBERDROLA, S.A. ("IBERDROLA") and FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. ("FCC"), through its share in ASESORÍA FINANCIERA Y DE GESTIÓN, S.A. (AFIGESA) have agreed to the latter's purchase of Iberdrola's shares of CEMENTOS PORTLAND VALDERRIVAS, S.A. ("CPV"), which is representative of 8.06% of its share capital, for a total price of ONE HUNDRED FIFTY MILLION THREE HUNDRED EIGHT THOUSAND SIX HUNDRED FOUR EUROS (150,308,604 €), which is to say SIXTY SEVEN EUROS (67 €) per share of CPV. Iberdrola will immediately formalize its role as advisor and member of the executive board of CPV.